Exhibit 99.1

ESOP for Duo World, Inc. | Jennifer Samuel Perera

2017 Employee Stock Ownership Plan for Duo World, Inc.

1.	Understanding ESOP

What is an ESOP?

An employee stock ownership plan (ESOP) is a qualified defined-contribution employee benefit plan designed to invest primarily in the stock of the sponsoring employer. ESOPs are "qualified" in the sense that the ESOP's sponsoring company, the selling shareholder and participants receive various tax benefits.

Other Forms of Employee Ownership

Other versions of employee ownership include direct purchase plans, stock options, restricted stock, phantom stock and stock appreciation rights.

Direct-purchase plans let employees purchase shares of their respective companies with their personal after-tax money. Some countries provide special tax-qualified plans that let employees purchase stocks of companies at discounted prices.

Restricted stock give the employees the right to receive shares as a gift or as a purchased item after particular restrictions are met such as working for a specific period of time or hitting specific performance targets.

Stock options provide employees the opportunity to buy shares at a fixed price for a set period of time.

Phantom stock provides cash bonuses for good employee performance. These bonuses equate to the value of a particular number of shares.

2.	Rational of ESOP for Duo World Inc.

While ESOP’s have a wide range of benefits for any organization, Duo World, Inc. could benefit as follows

a.	It gives the company the ability to reward and recognize key employees without incurring a cash out flow.

Like any other product development company that is in R&D and development stage, Duo World Inc. has been having to manage with limited cash flows during the last two years.

An ESOP could be the tool that the company uses to show its appreciation to its employees.

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ESOP for Duo World, Inc. | Jennifer Samuel Perera

b.	ESOP would help DW retain key employees

Retention of key employees, determines the success of any organization in the long run. Retention of some of the key contributors including management and software architects and staff would be critical to Duo World

While there are many factors that motivate an employee to continue to provide their services to the company, most of them also mean a bigger cash out flow. (High salary increments, big bonuses, great employee benefits like medical, etc.). However, ESOP is a non cash benefit that will motivate key employees to remain with the company

c.	ESOP would align the objectives of the staff with that of Duo World shareholders

When employees become shareholders, they look at the long term success and profitability of the organization, and tend to work towards achieving them

Proposed Employee Stock Plan for Duo World

No of shares for ESOP

Currently the company has in issue,

●	Common stock - 41,116,654
●	Preferred stock – 5,500,00 (to be converted at 10 common stock for every one preferred stock held)
●	A fully diluted shareholding of 96,116,654

It is proposed that the company issue or reserve for future issuance an additional 9,611,665 shares of common stock under the ESOP as at December 2017:

Categories	Description	Shares allocated	ESOP Plan
Total shares for category A	Sen Mgmt	2,500,000	Held in Trust
Total shares for category B	Middle/Junior mgmt. & selected staff	1,720,000	Held in Trust
Total shares for category C	Staff Pool	355,000	Held in Trust
Total shares for category D	Direct Issue	1,750,000	Direct Issue
Unallocated shares		3,286,665	Held in Trust
Total no of shares for ESOP		9,611,665

Category A – Senior Management

1.	Ajeewan Arumugam
2.	Sudarshini Rajaratnam
3.	Anjana Nilupul Chandrathilake
4.	Rangika Malintha Perera
5.	H M Sukitha Chanaka Jayasinghe

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ESOP for Duo World, Inc. | Jennifer Samuel Perera

Category B – Junior Management and Selected employees

1.	Shehan Tissera
2.	Chinthaka Thiyambarawatte
3.	Ronnie Marlon
4.	D. I. Harshana Kumarasinghe
5.	Sampath Niroshana Hewamanage
6.	K Y Dheeran
7.	Christine Amithapkumar
8.	Siddhartha Guha Thakurta

Category C – Staff Pool

As of November 2017, there are 73 permanent and full time employees at Duo World Inc. Out of which 15 employees fall under categories A, B and D, and are excluded from the staff pool, resulting in a staff pool of 58 employees.

Out of the 58 employees, those who have been in permanent employment for a minimum period of 3 years, and meet the following criteria / qualifications, qualify for the common stock under the ESOP

a.	Have a constant performance rating of 75 and above for all 3 years
b.	Should have contributed towards meeting team targets / deadlines and contribute to a positive team ROI
c.	Loyalty / attitude towards the company

Exceptions to the qualifying criteria,

The Board of Directors retains the right to award common stock under the ESOP to employees with exceptional performance or skills prior to their completion of three years.

Such allocation has to be approved on a case by case basis by the CEO

In the 2017 – ESOP, there are 3 such employees who have been allocated commons stock, though they have not completed 3 years in employment with the company.

Illustrated as follows,

Name of Employe	Basic Req - Years in emp	Criteria 1 - Perf rating > 75	Criteria 2 - Ach of team targets	Criteria 3 - Loyalty towards DWI	Total Points	No of common stock
Mr. A	Yes	1	1	1	3	15,000
Mr. B	No					-
Mr. C	Yes			1		-
Mr. D	Yes					-
Mr. E	Yes	1		1	2	10,000
Mr. F	Yes	1	1		2	10,000
Mr. G	Yes	1		1	2	10,000

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ESOP for Duo World, Inc. | Jennifer Samuel Perera

Each employee qualifies to receive up to 15,000 shares of common stock; provided they have been with DWI for a minimum of 3 years in permanent employment. The quantum of stock would depend on the employee meeting the 3 Criteria set out above. Criteria 1 and 2 are basic criteria and unless at least one of them is met, the employee will not qualify for any stock even if Criterion 3 is met.

Category C – Direct Issue

1.	Riad Ameen
2.	Jennifer Samuel Perera

Mechanism for sale of shares allocated under the ESOP

●	Maximum number of shares of common stock that can be sold in any 12 month period is 33 1/3% of the total allocated Sale of ESOP stock would be in conformity to Insider Trading Polices adopted by Duo World, and only after confirmation from Information Controller
●	Stock issued under the ESOP are restricted securities and cannot be resold for at least 12 months after issuance.
●	Thereafter, the employees could instruct the trustee to sell the shares on their behalf and the trustee would transfer the sales proceeds to the employees without deduction

Administration of the ESOP

The Duo World, Inc. Board of Directors shall administer the ESOP.

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